SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of July, 2005
                                          ----------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  AMVESCAP Rule 8.1 Announcement
                                ------------------------------

                                                                        FORM 8.1

           DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                   FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
       (Rules 8.1(a) and (b)(i) of The City Code on Takeovers and Mergers)

--------------------------------------------------------- --------------------------------------------------------------------------
Name of vendor *                                          AMVESCAP PLC - QUADRUS AIM CANADIAN EQUITY GROWTH FUND
--------------------------------------------------------- --------------------------------------------------------------------------
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Company dealt in                                          CI FUND MANAGEMENT INC.
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Relevant security dealt in                                COMMON SHARES
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Name of offeree/offeror with which associated             AMVESCAP PLC
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Specify category and nature of associate status #         5 - DISCRETIONARY MANAGED CLIENT
--------------------------------------------------------- --------------------------------------------------------------------------
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Date of dealing                                           12 JULY 2005
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DEALINGS +

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Amount bought                                             Price per unit (currency must be stated)

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Amount sold                                               Price per unit (currency must be stated)

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500                                                       CANADIAN $ 18.712

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Resultant total amount and percentage of the same         859,953   (0.30%)
relevant security owned or controlled
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IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED?           NO

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Date of disclosure                                        14 JULY 2005
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Contact name                                              ROBERT CLYDE
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Telephone number                                          02070653720
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

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
#  See the definition of "associate" in the Definitions Section of the Code.
+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  14 July, 2005                   By   /s/  Angela Tully
      -------------                        --------------------------
                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary